Exhibit 99.1

ZK International’s Portfolio Company, Maximbet, Enters Partnership With White Mountain Apache Tribe In Pursuit Of Online Sports Betting License In Arizona

Lifestyle sports betting brand, MaximBet, targets imminent Arizona launch through partnership with the owners of Hon-Dah Resort Casino

WENZHOU, China, August 12, 2021 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), is pleased to announce that its portfolio company, MaximBet, the emerging online sports betting lifestyle brand, today announced plans to partner with the White Mountain Apache Tribe in the recently legalized Arizona sports betting market. This marks the fifth state where MaximBet, an affiliate of Maxim, the premiere men's lifestyle brand, operates or plans to launch.

“We are thrilled to partner with the White Mountain Apache Tribe to bring MaximBet and the renowned Maxim lifestyle experience to Arizona,” said Daniel Graetzer, CEO of MaximBet. “With some of the best sporting teams in the country and a highly engaged sports community, we are confident Arizona will be drawn to our consumer-friendly app, world-class customer service, and the incredible live events we are planning for the State.”

In Arizona, the White Mountain Apache Tribe and MaximBet have jointly applied to the Arizona Department of Gaming to secure licensure. If the tribe’s license application is successful, MaximBet will launch quickly in Arizona. MaximBet is also launching in Colorado in September, followed by Iowa, Indiana and New Jersey, subject to regulatory approvals.

"The White Mountain Apache Tribe is excited to be partnered with Carousel Group, MaximBet, and their world-class leadership to launch an exciting and unique sports betting product for Arizonans. This partnership will unlock a very important new revenue stream and is critical to the economic future of the tribe and its 17,000 members.", said Brent Kurth, General Manager of Hon-Dah Resort-Casino, which is owned and operated by the White Mountain Apache Tribe.

Inspired by Maxim’s highly-regarded and ultra-sophisticated brand identity, MaximBet will offer a sports betting experience that will delight both novice and experienced players alike with promotions and odds boosts for fans betting in Arizona. At the same time, the brand will differentiate by offering real-life exclusive perks that can be enjoyed only by members of MaximBet.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “we are extremely excited about this partnership of MaximBet in the state of Arizona, which comes on the heels of a growing capital market for online sports betting companies. We continue to support MaximBet with all their efforts, and today’s partnership with the White Mountain Apache Tribe, is a testament of MaximBet’s commitment in building shareholder value for all stakeholders.”

To learn more about MaximBet, and enter for a chance to win an epic trip to the Big Game, visit http://www.MaximBet.com. MaximBet’s access to Arizona is subject to license availability and regulatory approvals.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

In March of 2021, ZKIN announced the formation of its new wholly-owned subsidiary, xSigma Entertainment Limited. It was established as part of ZK’s integrated network of companies focused on developing and investing in innovative software technology platforms. xSigma Entertainment’s mandate is to acquire assets in the high-growth US gaming market. Sigma Entertainment aims to increase shareholder value by targeting and investing in early stage online gambling businesses that are poised for exponential growth and exits.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About MaximBet

MaximBet is an immersive entertainment experience, bringing the best in online betting and the coolest real-world experiences all onto one platform. MaximBet will give players incredible real life and virtual access to celebrities, athletes and influencers, and let guests truly live the Maxim lifestyle wherever they live and play.

About Carousel Group

Carousel Group ( www.carouselgroup.net ) is a rapidly growing licensed sports betting and casino operator established in 2017 with the mission to build a sportsbook focused on building long-term relationships with customers. Formed by top executives with more than 100 years of collective experience in the gaming industry, Carousel Group utilizes proprietary technology to build personalized betting experiences. The company’s core values are to create a positive impact on the industry through the promotion of responsible gaming and practicing corporate social responsibility while delivering exceptional betting experiences. In September 2021, Carousel Group will formally launch MaximBet, a multi-platform destination that will totally redefine the online gaming experience for fans across sports and Casino.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.